Exhibit 21

Subsidiaries of Tetra Tech, Inc.

NAME	JURISDICTION OF FORMATION
Advanced Management Technology, Inc.	Virginia
Amyx, Inc.	Delaware
ARD, Inc.	Vermont
Ardaman & Associates, Inc.	Florida
BlueWater Federal Solutions, Inc.	Delaware
Cosentini Associates, Inc.	New York
Global Tech Inc.	Virginia
Glumac	California
LS Technologies, LLC	Virginia
Management Systems International, Inc.	District of Columbia
Rooney Engineering, Inc.	Colorado
R P S Group Limited	United Kingdom
Segue Technologies, Inc.	Virginia
Tetra Tech Australia Pty Ltd	Australia
Tetra Tech Australia Group Holdings Pty Ltd.	Australia
Tetra Tech BAS, Inc.	California
Tetra Tech Canada Holding Corporation	Canada
Tetra Tech Canada, Inc.	Canada
Tetra Tech EC, Inc.	Delaware
Tetra Tech EMC, Inc.	California
Tetra Tech ES, Inc.	Delaware
Tetra Tech Holding LLC	Delaware
Tetra Tech UK Holdings Limited	United Kingdom
The Kaizen Company, LLC	District of Columbia